                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                     FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



    (Mark One)


    [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (FEE REQUIRED)

    For the fiscal year ended December 31, 1995


                                          OR


    [    ]    Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (NO FEE REQUIRED)

    For the transition period from                  to
                                   ------------------  -------------------

    Commission File Number  33-44282


    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                       HONEYWELL  RETIREMENT  INVESTMENT  PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   HONEYWELL  INC.
                                   Honeywell  Plaza
                            Minneapolis,  Minnesota  55408

Included herewith and set forth on pages 1 to 10 hereof are the Honeywell Retirement Investment Plan Financial Statements for the Years Ended December 31, 1995 and 1994 and Supplemental Schedules for the Year Ended December 31, 1995 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

HONEYWELL RETIREMENT INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 1995 AND 1994 AND INDEPENDENT
AUDITORS' REPORT

HONEYWELL RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
    December 31, 1995 and 1994                                               2-3
  Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1995 and 1994                                   4-5
  Notes to Financial Statements                                               6

INDEPENDENT AUDITORS' REPORT
Honeywell Retirement Investment Plan

We have audited the accompanying financial statements of Honeywell Retirement Investment Plan (the Plan) as of December 31, 1995 and 1994 and for the years then ended, listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. It is not a required part of the basic financial statements. This supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Deloitte & Touche LLP
Minneapolis, Minnesota

June 10, 1996

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
- -------------------------------------------------------------------------------


                                                              (SUPPLEMENTAL INFORMATION BY FUND)
                                                      --------------------------------------------------
                                                      GOVERNMENT    SHORT-TERM       BONDS       STOCKS
                                       COMBINED         INCOME         BOND          PLUS        PLUS
                                         TOTAL           FUND          FUND          FUND        FUND
ASSETS:
  Investments in Master Trusts       $ 4,050,955    $ 1,000,732     $   7,115    $   4,963   $ 1,205,648
  Contributions receivable                10,154            980            70            0           560

  Other receivables                        9,577          9,251            44            5           277
                                     -----------    -----------     ---------    ---------   -----------
        Total assets                   4,070,686      1,010,963         7,229        4,968     1,206,485

LIABILITIES:
  Administration fees payable                617            197             5            2           278
  Other payables                           9,916          9,251            47            6           655
                                     -----------    -----------     ---------    ---------   -----------
        Total liabilities                 10,533          9,448            52            8           933
                                     -----------    -----------     ---------    ---------   -----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR            $ 4,060,153    $ 1,001,515     $   7,177    $   4,960   $ 1,205,552
                                     -----------    -----------     ---------    ---------   -----------
                                     -----------    -----------     ---------    ---------   -----------

                                                               (SUPPLEMENTAL INFORMATION BY FUND)
                                     -------------------------------------------------------------------------------------
                                                       HONEYWELL                   COLUMBIA                    SCUDDER
                                         S&P 500         STOCK        UNITED       SPECIAL       JANUS       INTERNATIONAL
                                           FUND          FUND          FUND          FUND         FUND           FUND
ASSETS:
  Investments in Master Trusts         $ 592,621      $ 743,904     $   6,818    $  69,803        45,588     $   8,062
  Contributions receivable                   772          7,190            10           96           105            22
  Other receivables
                                       ---------      ---------     ---------    ---------     ---------     ---------
        Total assets                     593,393        751,094         6,828       69,899        45,693         8,084

LIABILITIES:
  Administration fees payable                135
  Other payables                             (43)
                                       ---------
        Total liabilities                     92
                                       ---------      ---------     ---------    ---------     ---------     ---------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR              $ 593,301      $ 751,094     $   6,828    $  69,899     $  45,693     $   8,084
                                       ---------      ---------     ---------    ---------     ---------     ---------
                                       ---------      ---------     ---------    ---------     ---------     ---------

                                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                     -----------------------------------------------------------------------------------
                                                                      T. ROWE       T. ROWE
                                         VANGUARD      T. ROWE         PRICE         PRICE
                                          WORLD         PRICE        SMALL CAP      EQUITY
                                         GROWTH     INTERNATIONAL      VALUE        INCOME      ISOLATED    PARTICIPANT
                                          FUND          FUND           FUND          FUND        FUNDS         LOANS
ASSETS:
  Investments in Master Trusts         $  39,836      $  68,552     $   8,637    $  14,137     $ 106,235     $ 128,304
  Contributions receivable
  Other receivables                           80            209            20           40
                                       ---------      ---------     ---------    ---------     ---------     ---------
        Total assets                      39,916         68,761         8,657       14,177       106,235       128,304

LIABILITIES:
  Administration fees payable
  Other payables
        Total liabilities
                                       ---------      ---------     ---------    ---------     ---------     ---------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR              $  39,916      $  68,761     $   8,657    $  14,177     $ 106,235     $ 128,304
                                       ---------      ---------     ---------    ---------     ---------     ---------
                                       ---------      ---------     ---------    ---------     ---------     ---------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- -------------------------------------------------------------------------------


                                                              (SUPPLEMENTAL INFORMATION BY FUND)
                                                       --------------------------------------------------
                                                       GOVERNMENT    SHORT-TERM     BONDS       STOCKS
                                       COMBINED         INCOME         BOND         PLUS        PLUS
                                         TOTAL           FUND          FUND         FUND        FUND
ASSETS:
  Investments in Master Trusts      $  3,417,002     $  852,163    $   21,522    $   3,790   $  1,014,503
  Contributions receivable                14,030          2,489           334           15          1,432
  Other receivables                        9,075          7,319                          3            220
                                    ------------     ----------    ----------    ---------   ------------
        Total assets                   3,440,107        861,971        21,856        3,808      1,016,155

LIABILITIES:
  Administration fees payable                460            155             7            1            144
  Other payables                           8,942          7,319                          4
                                    ------------     ----------    ----------    ---------   ------------
        Total liabilities                  9,402          7,474             7            5            144
                                    ------------     ----------    ----------    ---------   ------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR           $  3,430,705     $  854,497    $   21,849    $   3,803   $  1,016,011
                                    ------------     ----------    ----------    ---------   ------------
                                    ------------     ----------    ----------    ---------   ------------

                                                              (SUPPLEMENTAL INFORMATION BY FUND)
                                    ------------------------------------------------------------------------------------
                                                        FROZEN
                                                        FIXED        HONEYWELL     COLUMBIA                   SCUDDER
                                        S&P 500         INCOME         STOCK       SPECIAL       JANUS     INTERNATIONAL
                                          FUND           FUND          FUND         FUND         FUND           FUND
ASSETS:
  Investments in Master Trusts        $  376,363     $  206,948    $  454,660   $   57,770     $  14,880    $   17,957
  Contributions receivable                 1,072                        7,695          204           129           115
  Other receivables                                       1,533
                                      ----------     ----------    ----------   ----------     ---------    ----------
        Total assets                     377,435        208,481       462,355       57,974        15,009        18,072

LIABILITIES:
  Administration fees payable                 89             64
  Other payables                              86          1,533
                                      ----------     ----------
        Total liabilities                    175          1,597
                                      ----------     ----------    ----------   ----------     ---------    ----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR             $  377,260     $  206,884    $  462,355   $   57,974     $  15,009    $   18,072
                                      ----------     ----------    ----------   ----------     ---------    ----------
                                      ----------     ----------    ----------   ----------     ---------    ----------

                                                     (SUPPLEMENTAL INFORMATION BY FUND)
                                    --------------------------------------------------------------------
                                                        T. ROWE
                                         T. ROWE         PRICE        PRICE
                                          PRICE        SMALL CAP      EQUITY
                                      INTERNATIONAL      VALUE        INCOME     ISOLATED    PARTICIPANT
                                          FUND           FUND          FUND       FUNDS         LOANS
ASSETS:
  Investments in Master Trusts         $  78,336       $    581     $   5,869   $  206,595    $  105,065
  Contributions receivable
  Other receivables                          475             48            22
                                       ---------       --------     ---------   ----------    ----------
        Total assets                      78,811            629         5,891      206,595       105,065

LIABILITIES:
  Administration fees payable
  Other payables

        Total liabilities
                                       ---------       --------     ---------   ----------    ----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR              $  78,811       $    629     $   5,891   $  206,595    $  105,065
                                       ---------       --------     ---------   ----------    ----------
                                       ---------       --------     ---------   ----------    ----------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------


                                                               (SUPPLEMENTAL INFORMATION BY FUND)
                                                      --------------------------------------------------
                                                      GOVERNMENT      SHORT-TERM     BONDS       STOCKS
                                       COMBINED         INCOME           BOND        PLUS        PLUS
                                         TOTAL           FUND            FUND        FUND        FUND
NET INVESTMENT INCOME
  IN MASTER TRUSTS                   $   781,321    $    52,428       $ 1,504      $   883    $  252,575

CONTRIBUTIONS:
  Employee pretax contributions          144,165         39,831         2,662          451        27,160
  Employer stock match                    21,544
                                     -----------    -----------       -------      -------    ----------
      Total contributions                165,709         39,831         2,662          451        27,160

TRANSFERS FROM (TO) OTHER
  FUNDS                                                 156,117           567          (15)       12,108
                                     -----------    -----------       -------      -------    ----------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                          947,030        248,376         4,733        1,319       291,843

LOANS:
  Repayments                                             29,275         2,326           34         9,739
  Distributions                                         (30,319)       (3,361)        (183)      (21,682)

DISTRIBUTIONS TO PARTICIPANTS           (311,389)       (98,652)      (18,325)                   (88,138)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                    (6,193)        (1,662)          (45)         (13)       (2,221)
                                     -----------    -----------       -------      -------    ----------
INCREASE (DECREASE) IN NET
  ASSETS                                 629,448        147,018       (14,672)       1,157       189,541
NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                              3,430,705        854,497        21,849        3,803     1,016,011
                                     -----------    -----------       -------      -------    ----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR            $ 4,060,153    $ 1,001,515       $ 7,177      $ 4,960    $1,205,552
                                     -----------    -----------       -------      -------    ----------
                                     -----------    -----------       -------      -------    ----------

                                                              (SUPPLEMENTAL INFORMATION BY FUND)
                                     ----------------------------------------------------------------------------------------------
                                                        FROZEN
                                                         FIXED       HONEYWELL               COLUMBIA                    SCUDDER
                                        S&P 500         INCOME         STOCK      UNITED      SPECIAL       JANUS     INTERNATIONAL
                                          FUND           FUND           FUND       FUND         FUND         FUND          FUND
NET INVESTMENT INCOME
  IN MASTER TRUSTS                     $ 148,087      $   9,007     $ 265,758    $   863      $ 15,892     $  7,001    $  1,352

CONTRIBUTIONS:
  Employee pretax contributions           24,419                       24,190        451         4,624        4,846       1,668
  Employer stock match                                                 21,544
                                       ---------      ---------     ---------    -------      --------     --------   ---------
      Total contributions                 24,419                       45,734        451         4,624        4,846       1,668

TRANSFERS FROM (TO) OTHER
  FUNDS                                   75,328      (190,344)        30,348      5,519        (8,419)      19,157     (12,651)
                                       ---------      ---------     ---------    -------      --------     --------   ---------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                          247,834      (181,337)       341,840      6,833        12,097       31,004      (9,631)

LOANS:
  Repayments                              14,080                       12,992                    1,069        2,140       1,776
  Distributions                          (16,119)       (4,453)      (10,813)                   (1,172)      (2,424)     (2,121)

DISTRIBUTIONS TO PARTICIPANTS            (28,777)      (20,727)      (54,611)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                      (977)         (367)         (669)         (5)          (69)         (36)        (12)
                                       ---------      ---------     ---------    -------      --------     --------   ---------

INCREASE (DECREASE) IN NET
  ASSETS                                 216,041      (206,884)       288,739      6,828        11,925       30,684      (9,988)
NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                                377,260        206,884       462,355                   57,974       15,009      18,072
                                       ---------      ---------     ---------    -------      --------     --------   ---------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR              $ 593,301      $      -      $ 751,094    $ 6,828      $ 69,899     $ 45,693   $   8,084
                                       ---------      ---------     ---------    -------      --------     --------   ---------
                                       ---------      ---------     ---------    -------      --------     --------   ---------

                                                              (SUPPLEMENTAL INFORMATION BY FUND)
                                     ----------------------------------------------------------------------------------------------
                                                                       T. ROWE     T. ROWE
                                          VANGUARD        T. ROWE       PRICE       PRICE
                                            WORLD          PRICE      SMALL CAP     EQUITY
                                           GROWTH      INTERNATIONAL    VALUE       INCOME      ISOLATED    PARTICIPANT
                                            FUND           FUND         FUND         FUND         FUNDS         LOANS
NET INVESTMENT INCOME
  IN MASTER TRUSTS                      $  5,116      $   7,790      $  1,325     $  2,893                    $   8,847

CONTRIBUTIONS:
  Employee pretax contributions            1,976          9,231         1,072          962      $    622
  Employer stock match
                                        --------      ---------      --------     --------      --------      ---------
       Total contributions                 1,976          9,231         1,072          962           622

TRANSFERS FROM (TO) OTHER
  FUNDS                                   33,814       (26,945)         5,472        5,635      (100,982)        (4,709)
                                        --------      ---------      --------     --------      --------      ---------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                           40,906        (9,924)         7,869        9,490      (100,360)         4,138

LOANS:
  Repayments                                 320          3,105         1,769          312                      (78,937)
  Distributions                           (1,286)       (1,758)       (1,604)       (1,504)                      98,799

DISTRIBUTIONS TO PARTICIPANTS                           (1,398)                                                    (761)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                       (24)          (75)           (6)          (12)
                                        --------      ---------      --------     --------      --------      ---------

INCREASE (DECREASE) IN NET
  ASSETS                                  39,916       (10,050)         8,028        8,286      (100,360)        23,239
NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                                                78,811           629        5,891       206,595        105,065
                                        --------      ---------      --------     --------      --------      ---------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR               $ 39,916      $  68,761      $  8,657     $ 14,177    $  106,235      $ 128,304
                                        --------      ---------      --------     --------    ----------      ---------
                                        --------      ---------      --------     --------    ----------      ---------




See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- -------------------------------------------------------------------------------


                                                                 (SUPPLEMENTAL INFORMATION BY FUND)
                                                      -----------------------------------------------------
                                                      GOVERNMENT      SHORT-TERM      BONDS        STOCKS
                                        COMBINED       INCOME           BOND          PLUS         PLUS
                                         TOTAL          FUND            FUND          FUND         FUND

NET INVESTMENT INCOME (LOSS)
  IN MASTER TRUSTS                   $     19,063    $    30,136     $     (29)    $   (114)   $       (166)

CONTRIBUTIONS:
  Employee pretax contributions           165,852         48,187         5,656          689          33,523
  Employer stock match                     26,305
                                     ------------    -----------     ---------     --------    ------------
  Total contributions                     192,157         48,187         5,656          689          33,523

TRANSFERS FROM (TO) OTHER FUNDS                          326,107          (283)      (3,579)        (25,444)
                                     ------------    -----------     ---------     --------    ------------

TOTAL INVESTMENT INCOME (LOSS),
  CONTRIBUTIONS, AND TRANSFERS            211,220        404,430         5,344       (3,004)          7,913

LOANS:
  Repayments                                              23,281         2,446          233           7,755
  Distributions                                          (12,281)       (1,851)      (1,287)        (10,199)

DISTRIBUTIONS TO PARTICIPANTS            (279,172)       (65,780)                      (669)        (50,520)

TRUSTEES' AND ADMINISTRATIVE FEES          (6,613)        (1,780)          (41)         (30)         (1,931)
                                     ------------    -----------     ---------     --------    ------------

DECEARSE [INCREASE] IN NET  ASSETS        (74,565)       347,870         5,898       (4,757)        (46,982)

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                  3,505,270        506,627        15,951        8,560       1,062,993
                                     ------------    -----------     ---------     --------    ------------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                     $  3,430,705    $   854,497     $  21,849     $  3,803    $  1,016,011
                                     ------------    -----------     ---------     --------    ------------
                                     ------------    -----------     ---------     --------    ------------

                                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                     ----------------------------------------------------------------------------------
                                                        FROZEN
                                                         FIXED      HONEYWELL     COLUMBIA                   SCUDDER
                                       S&P 500          INCOME        STOCK        SPECIAL        JANUS   INTERNATIONAL
                                         FUND            FUND          FUND         FUND           FUND        FUND
NET INVESTMENT INCOME (LOSS)
  IN MASTER TRUSTS                    $    5,087     $   20,820    $  (29,161)    $     91      $    (90)    $    (838)

CONTRIBUTIONS:
  Employee pretax contributions           22,200                       37,512        2,926         1,856         2,332
  Employer stock match                                                 26,305
                                      ----------                   ----------     --------      --------     ---------
  Total contributions                     22,200                       63,817        2,926         1,856         2,332

TRANSFERS FROM (TO) OTHER FUNDS          (19,334)      (129,165)      (96,926)      48,826         5,814        10,910
                                      ----------     ----------    ----------     --------      --------     ---------

TOTAL INVESTMENT INCOME (LOSS),
  CONTRIBUTIONS, AND TRANSFERS             7,953       (108,345)      (62,270)      51,843         7,580        12,404

LOANS:
  Repayments                               8,226                       11,348          482           256           297
  Distributions                          (18,578)        (4,673)       (8,704)      (1,497)           (7)           (7)

DISTRIBUTIONS TO PARTICIPANTS            (61,033)       (22,419)      (72,793)      (2,027)

TRUSTEES' AND ADMINISTRATIVE FEES         (1,058)          (717)         (838)         (66)          (19)          (19)
                                      ----------     ----------    ----------     --------      --------     ---------

DECEARSE [INCREASE] IN NET  ASSETS       (64,490)      (136,154)     (133,257)      48,735         7,810        12,675

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                   441,750        343,038       595,612        9,239         7,199         5,397
                                      ----------     ----------    ----------     --------      --------     ---------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                      $  377,260     $  206,884    $  462,355     $ 57,974      $ 15,009     $  18,072
                                      ----------     ----------    ----------     --------      --------     ---------
                                      ----------     ----------    ----------     --------      --------     ---------

                                                        (SUPPLEMENTAL INFORMATION BY FUND)
                                     ----------------------------------------------------------------------
                                                         T. ROWE     T. ROWE
                                         T. ROWE          PRICE       PRICE
                                          PRICE         SMALL CAP     EQUITY
                                      INTERNATIONAL       VALUE       INCOME       ISOLATED    PARTICIPANT
                                          FUND            FUND         FUND          FUNDS        LOANS
NET INVESTMENT INCOME (LOSS)
  IN MASTER TRUSTS                     $  (2,397)       $   (44)     $    716                    $  (4,948)

CONTRIBUTIONS:
  Employee pretax contributions            9,496            380         1,095
  Employer stock match
                                       ---------        -------      --------
  Total contributions                      9,496            380         1,095

TRANSFERS FROM (TO) OTHER FUNDS           63,571         (2,993)       (8,506)    $ (168,998)
                                       ---------        -------      --------     ----------     ---------

TOTAL INVESTMENT INCOME (LOSS),
  CONTRIBUTIONS, AND TRANSFERS            70,670         (2,657)       (6,695)      (168,998)       (4,948)

LOANS:
  Repayments                               2,942            256           261                      (57,783)
  Distributions                           (3,114)                                                   62,198

DISTRIBUTIONS TO PARTICIPANTS             (3,931)

TRUSTEES' AND ADMINISTRATIVE FEES            (94)            (3)          (17)
                                       ---------        -------      --------     ----------     ---------

DECREASE [INCREASE] IN NET  ASSETS        66,473         (2,404)       (6,451)      (168,998)         (533)

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                    12,338          3,033        12,342        375,593       105,598
                                       ---------        -------      --------     ----------     ---------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                       $  78,811        $   629      $  5,891     $  206,595     $ 105,065
                                       ---------        -------      --------     ----------     ---------
                                       ---------        -------      --------     ----------     ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- -------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Investment Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

    INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

    PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.  PLAN DESCRIPTION

    GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings program designed to provide supplemental retirement benefits to certain employees. This plan succeeded Part B of the Sperry Retirement Program. Most legal provisions of the Sperry Plan remained unchanged, and the Plan continues to serve employees covered by a collective bargaining agreement which provided for coverage under the Plan.

    The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take such actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of the appointed trustees.

    In May 1996, the Plan Sponsor sold the division to which the participants were employed. In accordance with the sale, participants will no longer receive contributions from the Plan Sponsor. There were no other significant changes to the provisions of the Plan.

    CONTRIBUTIONS - The following contributions are made to the Plan:

    (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own contribution levels, subject to this maximum percentage. Contributions, including sponsor stock match contributions, are also subject to certain limitations.

    (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distributions to their accounts.

    (c) The Sponsor contributes between $.25 and $.50 in Honeywell Inc. stock to the participants' Performance Stock Match Fund accounts for each $1.00 participants contribute to their pretax accounts. Such sponsor contribution is limited to a maximum of 4% of the participants' pay. The amount of the Sponsor's contribution depends upon the Sponsor's return on investment (as defined).

    LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain loans in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months after the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

    PARTICIPATION - Employees are eligible to participate in the Plan only if they are classified regular full-time or regular part-time employees, are not covered by any other savings plan maintained by Honeywell Inc., and are covered under a collective bargaining agreement which provides for participation in the Plan.

    VESTING - Participants are 100% vested in the portion of their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the Stock Match Fund after three years of service. In the event of plan termination, the individual participants' vested accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

    FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Such forfeitures are used to reduce the Sponsor's subsequent contributions.

    INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

         GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

         SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term and intermediate-term (one to five years) maturities.

         BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (one to ten) bonds and domestic stocks.

         STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

         S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

         FROZEN FIXED INCOME FUND - Invests primarily in guaranteed investment contracts.

         HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

         UNITED FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities - both high-quality corporate bonds and U.S. Treasury obligations.

         COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Stock Index.

         JANUS FUND - Invests primarily in a combination of large, familiar corporations and small, rapidly emerging companies.

         SCUDDER INTERNATIONAL FUND - Intends to diversify its foreign investments among several countries and not concentrate investments in any particular industry.

         VANGUARD WORLD GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

         T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

         T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

         T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

    PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

    PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Services Security Act of 1974. In the event of plan termination, participates shall be 100% vested in their accounts.

3.  INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

    At December 31, 1995 and 1994, the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive
    Life) guaranteed investment contracts (GICs), with approximately 2% and 6%, respectively, of total net assets available for benefits. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. In 1994 and 1995, distributions have been received from the conservator totaling approximating 79% of the contract balance immediately prior to the conservatorship. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator, and recoveries from various state guarantee funds, will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with the various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

    The Sponsor has isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.  INTERESTS IN MASTER TRUSTS

    The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1995 and 1994, the Plan's interest in the net assets of the master trusts was approximately 0.3% and 0.5%, respectively. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

    The following table presents the fair value of investments held in master trusts.

                                                     1995            1994
    Investments at fair value:
       Custom funds:
         Government Income Fund                 $  366,474,017   $  305,889,947
         Short-Term Bonds Fund                      14,601,360       10,256,109
         Bonds Plus Fund                            27,817,504       17,508,593
         Stocks Plus Fund                          278,496,571      232,214,890
         S&P 500 Fund                              324,162,323      226,631,967
         Frozen Fixed Income Fund (a)                                53,415,980
         Honeywell Stock Fund                      300,563,670      173,540,997
       Mutual funds, primarily equity
         securities                                228,848,537      155,759,921
       Participants' loans                          30,623,059      26,287, 970
                                                --------------   --------------
                                                $1,571,587,041   $1,201,506,374
                                                --------------   --------------
                                                --------------   --------------

    (a) at contract value

    Investment income for master trust is as follows:

                                                     1995            1994
    Net appreciation of fair value of investments:
      Custom funds:
         Short-term Bonds Fund                    $  1,413,811    $     (51,556)
         Bonds Plus Fund                             4,398,633         (272,642)
         Stocks Plus Fund                           56,869,995       (2,285,805)
         S&P 500 Fund                               86,294,546        3,088,743
         Honeywell Stock Fund                      101,560,940      (13,531,441)
      Mutual funds, primarily equity securities     26,821,187       (9,911,323)
                                                  ------------    -------------
                                                   277,359,112      (22,964,024)
      Interest and dividends                        43,783,687       34,701,490
                                                  ------------    -------------
                                                  $321,142,799    $  11,737,466
                                                  ------------    -------------
                                                  ------------    -------------

    In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans.

    Each participating retirement plan has an undivided interest in the master trust. At December 31, 1995 and 1994, the Plan's interest in the net assets of the master trust was approximately 0.5%. The contract value of the GICs for the master trust was approximately $20.9 million and $39.0 million at December 31, 1995 and 1994, respectively.

5.  PARTIES-IN-INTEREST TRANSACTIONS

    There were no prohibited party-in-interest transactions during the years ended December 31, 1995 and 1994.

6.  INFORMATION PROVIDED BY TRUSTEES

    Plan funds are held in trust by trustees for the sole purpose of making investments, plan payments, and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1995 were T. Rowe Price Trust Company and First Trust National Association.

    The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

    The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in an increase (decrease) in the amount of net assets reported by the trustees of $10,154 and $12,260 as of December 31, 1995 and 1994, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

    The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represent 5% or more of net assets available for benefits as of December 31, 1995. At December 31, 1994, these same funds together with the Frozen Fixed Income Fund and Isolated Funds individually represent 5% or more of net assets available for benefits.

                                      SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       HONEYWELL RETIREMENT INVESTMENT PLAN



Dated:   June 26, 1996                 By:  /s/ Jim Porter
                                           ----------------------------------

                                EXHIBIT INDEX


Exhibit No.                            Description
- -----------                            -----------

23.1                         Consent of Deloitte & Touche LLP